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Exhibit 99.3

Q2 — 2006
Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months and Six Months Ended
June 30, 2006 and June 30, 2005
(unaudited)

TABLE OF CONTENTS

PAGE
FORWARD-LOOKING STATEMENTS	3
VISION	4
OVERVIEW OF CORE BUSINESSES	4-5
KEY PERFORMANCE INDICATORS	5
CONSOLIDATED RESULTS OF OPERATIONS	6-7
SUMMARY OF QUARTERLY RESULTS	8-9
CORE BUSINESS STRATEGY, OPERATING PERFORMANCE AND OUTLOOK	9-19
BROADCASTING	9-11
ENTERTAINMENT	11-14
MOTION PICTURE DISTRIBUTION	14-19
CORPORATE AND OTHER	19
OTHER STATEMENT OF EARNINGS ITEMS	19-20
LIQUIDITY AND CAPITAL RESOURCES	20-22
SUBSEQUENT EVENT	22
RELATED PARTY TRANSACTIONS	22
OUTSTANDING SHARES	23
OFF BALANCE SHEET ARRANGEMENTS	23
MARKET RISK	23
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	23-24
ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS	24
FINANCIAL INSTRUMENTS	24
INDUSTRY RISK AND UNCERTAINTIES	24-25
USE OF NON-GAAP FINANCIAL MEASURES	25-26

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis of the financial position and results of operations of Alliance Atlantis Communications Inc. ("the Company") is prepared at August 10, 2006, and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the notes therein.

Forward-Looking Statements

        This management's discussion and analysis may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the Company's plans, objectives, expectations and intentions and other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions. These forward-looking statements are based on certain assumptions and reflect the Company's current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those set forth in the forward-looking statements are: audience acceptance of our filmed entertainment; our ability to attract advertising revenue; changes to the regulatory environment; actions of our competitors; technological change that increases competition or facilitates the infringement of our intellectual property; cost of production financing; the loss of key personnel; our relationship with filmed entertainment content suppliers and changes in the general economy. In addition, the cessation of Victor Loewy's employment with Motion Picture Distribution LP ("Distribution LP"), a subsidiary of the Company, gave rise to a right of termination in favour of the counterparty under one of Distribution LP's principal content supplier agreements; any such termination could have a material adverse effect on Distribution LP. Additional information about these and other factors are described in the materials filed by the Company with the securities regulatory authorities in Canada and the U.S. from time to time, including the Company's Management's Discussion and Analysis for the year ended December 31, 2005 and the Material Change Report dated July 28, 2006. The Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

        All dollar amounts are expressed in millions of Canadian dollars unless otherwise noted.

Vision

        Alliance Atlantis Communications Inc. ("the Company") is committed to expanding the way it delivers content to viewers by building on the strength of its brands and identifying new technologies that create innovative opportunities to deliver content. Through its strong relationships with international broadcasting partners and its innovative approach to marketing and programming, the Company is proud to bring viewers the best in Canadian and international content.

Overview of Core Businesses

        The Company's principal business activities are Broadcasting, Entertainment and Motion Picture Distribution. These core businesses are supported by the Company's Corporate and Other segment. Over the past few years, the Company has transformed itself into a streamlined, broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and other related activities.

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels — Showcase, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel, IFC Canada and Fine Living. Each of these channels carries a strong, clear brand which, the Company believes, enables it to distinguish itself and to excel in a competitive marketplace. The channels are aligned in two core genres ("fact and fiction" and "lifestyle") and are supported by a supply of high quality content acquired from leading domestic and international producers. The Company also has a 50% interest in two established Canadian French-language specialty television channels (Series+ and Historia) and a non-controlling interest in three other English-language specialty channels (ONE: The Body, Mind and Spirit Channel, Scream and The Score).

Entertainment

        The Company is a 50% co-owner and co-producer of the successful CSI franchise, together with CBS Productions which holds the other 50%. The Company also distributes the CSI franchise throughout the world outside the United States. CSI: Crime Scene Investigation, now in production for its seventh season, has delivered 141 episodes and ended the 2005/2006 broadcast season as the #1 dramatic series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 05/28/06), with an average weekly audience of 25.2 million viewers. CSI: Miami, now in production for its fifth season, has delivered 98 episodes and ended the 2005/2006 broadcast season ranked within the top five dramatic series on U.S. television remaining the #1 show on Monday nights (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 05/28/06). CSI: Miami was also named 2005's biggest hit television series on a global basis ("Global TV Acquisitions" report, Informa Telecoms & Media, February 15, 2006, based on the number of times a program was listed in year-end Top 10 rankings worldwide). CSI: NY, now in production for its third season, ended the 2005/2006 broadcast season ranked as the #1 show for its timeslot (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+demo for 09/19/05 - 05/28/06). The Company continues to aggressively licence this valuable franchise in all available international markets and across all available media.

        The Company also licences its library of approximately 1,000 titles representing approximately 5,500 hours of programming rights to broadcasters, distributors and other users in various territories throughout the world.

Motion Picture Distribution

        The Company's Motion Picture Distribution business is carried out through its 51% indirect ownership interest in Distribution LP. Distribution LP is a leading distributor of motion pictures in Canada, with a presence in the United Kingdom through its subsidiary Momentum Pictures ("Momentum"), and in Spain through its subsidiary Aurum Producciones, S.A. ("Aurum").

        Movie Distribution Income Fund (the "Fund"), which is traded on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns the remaining 49% limited partnership interest in Distribution LP.

        Distribution LP distributes motion pictures for theatrical release, in digital video disk ("DVD") format and to television broadcasters (conventional/cable/Video on Demand ("VOD")/Subscription Video on Demand ("SVOD")). In Canada, Distribution LP has exclusive output agreements with a diverse group of leading independent studios, including New Line Cinema, The Weinstein Company, Focus Features, Dimension Films, Miramax Films, IFC Films and Remstar. The Company also distributes a catalogue of approximately 5,200 titles. This library is available for exploitation in DVD and television. By releasing a large number of motion pictures through multiple distribution platforms, Distribution LP creates a diversified portfolio of releases. Monthly cash distributions to owners of the units of Distribution LP are paid out of the distributable cash generated by the business.

Corporate and Other

        The Company's Corporate and Other segment is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments.

Key Performance Indicators

        The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. With the exception of revenue, direct operating expenses and selling, general and administrative expenses, the following key performance indicators are not measurements in accordance with Canadian generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or any other measure of performance under Canadian GAAP.

        Revenue    Revenue is a measurement defined by Canadian GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of products and services and is net of items such as trade or volume discounts and certain excise and sales taxes. It is one of the bases on which free cash flow, a key performance indicator defined below, is determined; therefore, it measures the potential to deliver free cash flow as well as indicates the level of growth in a competitive marketplace. The primary sources of revenues for the Company are outlined within the discussion of operating performance for each of the Company's principal businesses.

        Direct operating expenses    Direct operating expenses includes amortization of investment in film and television programs (costs of programming intended for broadcast, from which advertising and subscriber fee revenues are derived) and costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived. (see note 25 of the Company's consolidated financial statements included in the Company's December 2005 Corporate Report for further details).

        Direct profit    Direct profit is defined as revenue less direct operating expenses. Management uses this key performance indicator to measure operating performance for each business segment.

        Selling, general and administrative expenses    Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy costs and other overhead costs.

        Earnings (loss) before undernoted (EBITDA)    The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its three principal business activities representing Broadcasting, Entertainment and Motion Picture Distribution, and its ability to service and/or incur debt. It is calculated before (i) interest on long-term debt, (ii) non-cash expenses such as depreciation and amortization, except for amortization of investment in film and television programs and (iii) items not indicative of the Company's core operating results, and not used in management's evaluation of the business segments' performance, such as investment gains and losses and foreign exchange gains and losses. See note on non-GAAP measures on page 25 for calculation.

        Free cash flow    Free cash flow allows the Company to fund its operations, and manage and maintain a flexible capital structure. See note on non-GAAP measures on page 25 for calculation.

        Net indebtedness    Net indebtedness comprises the revolving credit facility and term loans net of cash and cash equivalents. This is an important measure as it allows the Company to evaluate its ability to fund the Company's operations and commitments for the foreseeable future. The Company has been successful in its debt reduction objectives, and remains keenly focused on free cash flow generation, and has assessed its capital structure objectives (see page 22) to be a complementary way to enhance shareholder value.

Consolidated Results of Operations

        The following table presents a consolidated summary of the Company's operations for the three months ended June 30, 2006 and 2005:

	June 2006	%(1)	June 2005	%(1)	% Increase (decrease) 2006 over 2005
	(unaudited)		(unaudited)
Revenue
Broadcasting	76.8	30.3	72.7	30.3	5.6
Entertainment	94.1	37.2	79.0	32.9	19.1
Motion Picture Distribution	82.3	32.5	88.4	36.8	(6.9)
Corporate and Other	—	—	—	—	—

	253.2	100.0	240.1	100.0	5.5

Direct operating expenses
Broadcasting	31.7	41.3	30.6	42.1	3.6
Entertainment	63.6	67.6	51.7	65.4	23.0
Motion Picture Distribution	67.7	82.3	68.6	77.6	(1.3)
Corporate and Other	—	—	—	—	—

	163.0	64.4	150.9	62.8	8.0

Direct profit(2)
Broadcasting	45.1	58.7	42.1	57.9	7.1
Entertainment	30.5	32.4	27.3	34.6	11.7
Motion Picture Distribution	14.6	17.7	19.8	22.4	(26.3)
Corporate and Other	—	—	—	—	—

	90.2	35.6	89.2	37.2	1.1
Selling, general and administrative	39.0	15.4	41.0	17.1	(4.9)
Stock based compensation	1.6	0.6	1.1	0.5	45.5

Operating Expenses	40.6	16.0	42.1	17.5	(3.6)

Earnings (loss) before undernoted (EBITDA(2))
Broadcasting	26.6	34.6	24.9	34.3	6.8
Entertainment	24.2	25.7	21.9	27.7	10.5
Motion Picture Distribution	5.1	6.2	10.3	11.7	(50.5)
Corporate and Other	(6.3)	—	(10.0)	—	37.0

	49.6	19.6	47.1	19.6	5.3

Earnings from operations before undernoted (operating earnings(2))	36.5	14.4	38.7	16.1	(5.7)

Net earnings	26.0	10.3	10.7	4.5	143.0

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted, net earnings and percentage of group revenue for direct operating expenses, direct profit and EBITDA.
(2)
See note on non-GAAP measures on page 25. During the current quarter, the Company revised its definition of operating earnings to exclude non-controlling interest in order to enhance the user's understanding of the Company's effective tax rate.

        The following table presents a consolidated summary of the Company's operations for the six months ended June 30, 2006 and 2005:

	June 2006	%(1)	June 2005	%(1)	% Increase (decrease) 2006 over 2005
	(unaudited)		(unaudited)
Revenue
Broadcasting	146.5	27.9	135.2	26.8	8.4
Entertainment	195.2	37.2	180.7	35.8	8.0
Motion Picture Distribution	182.9	34.9	188.7	37.4	(3.1)
Corporate and Other	—	—	0.3	0.1	(100.0)

	524.6	100.0	504.9	100.0	3.9

Direct operating expenses
Broadcasting	64.0	43.7	60.8	45.0	5.3
Entertainment	128.4	65.8	117.9	65.2	8.9
Motion Picture Distribution	152.2	83.2	158.7	84.1	(4.1)
Corporate and Other	—	—	—	—	—

	344.6	65.7	337.4	66.8	2.1

Direct profit(2)
Broadcasting	82.5	56.3	74.4	55.0	10.9
Entertainment	66.8	34.2	62.8	34.8	6.4
Motion Picture Distribution	30.7	16.8	30.0	15.9	2.3
Corporate and Other	—	—	0.3	100.0	(100.0)

	180.0	34.3	167.5	33.2	7.5
Selling, general and administrative	76.8	14.6	80.7	16.0	(4.8)
Stock based compensation	5.2	1.0	1.0	0.2	420.0

Operating Expenses	82.0	15.6	81.7	16.2	0.4

Earnings (loss) before undernoted (EBITDA(2))
Broadcasting	46.7	31.9	41.0	30.3	13.9
Entertainment	56.8	29.1	53.1	29.4	7.0
Motion Picture Distribution	11.3	6.2	8.6	4.6	31.4
Corporate and Other	(16.8)	—	(16.9)	—	0.6

	98.0	18.7	85.8	17.0	14.2

Earnings from operations before undernoted (operating earnings(2))	75.8	14.4	68.2	13.5	11.1

Net earnings	47.5	9.1	33.9	6.7	40.1

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted, net earnings and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
See note on non-GAAP measures on page 25.

Summary of Quarterly Results

        The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the twelve months ended June 30, 2006 and June 30, 2005 (in millions of Canadian dollars except for per share amounts):

	Quarter Ended				Quarter Ended
	June 30, 2006	March 31, 2005	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Revenue	253.2	271.4	291.4	247.1	240.1	264.8	323.9	214.4
Direct profit(1)	90.2	89.8	119.5	79.2	89.2	78.3	98.0	74.7

Earnings
Earnings before undernoted (EBITDA)(1)	49.6	48.4	72.1	35.0	47.1	38.7	50.8	36.8
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)(1)	36.5	39.3	52.8	25.7	38.7	29.5	(2.0)	16.6
Net earnings before discontinued operations	26.0	21.5	24.8	12.2	10.7	23.2	9.1	18.9

Net earnings	26.0	21.5	24.8	12.2	10.7	23.2	9.6	18.9

Earnings per Common Share before discontinued operations
Basic	$0.61	$0.50	$0.57	$0.28	$0.25	$0.53	$0.21	$0.44
Diluted	$0.60	$0.49	$0.56	$0.28	$0.24	$0.52	$0.21	$0.43
Earnings per Common Share
Basic	$0.61	$0.50	$0.57	$0.28	$0.25	$0.53	$0.22	$0.44
Diluted	$0.60	$0.49	$0.56	$0.28	$0.24	$0.52	$0.22	$0.43

(1)
See note on non-GAAP measures on page 25.

Seasonality

        Results of operations for any period are dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, the Company's results of operations are subject to seasonal fluctuations that may materially impact operating results from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

        The CSI segment's revenues are generally highest in the first, second, and fourth calendar quarters. Revenues in the first and fourth calendar quarter are driven primarily by deliveries of first window CSI episodes to US and other English language broadcasters. Second calendar quarter revenues are driven by international foreign language first window sales of CSI, which generally lag US and other English language sales. The other revenue streams, including second window revenues, DVD and merchandising and licensing, are less seasonal but can have significant variations from period to period.

        Revenues in the Entertainment — Other segment are dependent on the timing and number of film and television programs delivered to broadcasters and do not necessarily correlate to broadcast seasons. Consequently, results of operations for this segment may fluctuate significantly from period to period.

        For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

        A more detailed discussion of core business results follows on pages 9 to 19.

Highlights for Q2 – 2006

Operating Highlights

  •
  Subscriber revenue grew 11% compared to the prior year's quarter.

  •
  For the period April to June of 2006, the Company had four digital networks ranked in the top 10 with Showcase Action, National Geographic and Showcase Diva ranked first through third respectively among all digital specialty television channels.

  •
  HGTV Canada posted its highest average minute audience (AMA) for the Adult 25-54 demographic of any Spring Season in the network's history, a 15% increase when compared to the same period in the prior year (Nielsen Media Research, Mo-Su 6a-6a less paid programming October 1997-June 2006. Spring 2006= April 03, 2006-July 02, 2006. Spring 2005=April 04 2005-July 3, 2005).

  •
  In the second quarter, Alliance Atlantis was the recipient of 31 awards, a record year, at the 2006 PROMAX & BDA Awards Ceremony that took place in New York from June 20-22, 2006. In total, 10 of the company's 13 channels received awards including 12 gold, 17 silver and two bronze.

  •
  The Company continued to buy back shares during the quarter with 943,067 Class B Non-Voting shares repurchased and cancelled at a total cost of $31.1 million

  •
  Subsequent to the current quarter, the Company announced the licensing of international second window rights for the CSI franchise. The license fees generated for these international second window rights total approximately US$250 million.

  •
  Subsequent to the current quarter, Movie Distribution Income Fund announced changes to the senior management of Motion Picture Distribution Inc., the general partner of Distribution LP. The Chairman resigned and the employment of the President and Chief Executive Officer was terminated.

Core Business Strategy, Operating Performance and Outlook(1)

        The Company's principal business activities are Broadcasting, Entertainment and Motion Picture Distribution.

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels. It also has a 50% interest in two Canadian French-language specialty television channels and a non-controlling interest in three other English-language specialty television channels. Canadian specialty television channels are niche programming services, centred around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e., cable, direct-to-home satellite ("DTH"), telecommunications system, or multipoint distribution system). The Company's channels are focused on two core genres — "fact and fiction" and "lifestyle" programming.

        The Company remains committed to growing its broadcasting presence by focusing on four key areas: (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing and (iv) selectively pursuing new ways of exploiting content.

  i.
  Continue to develop strong channel brands in-house and with leading international broadcasters. The Company's channels have well-developed, recognizable brands. Some have been created by the Company (Life Network, Showcase, Showcase Action, Showcase Diva, and History Television). Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel). Each of these brands has been developed to be recognized in a competitive marketplace.

  ii.
  Continue to offer high quality programming to support brands and drive ratings. The Company's channels offer high quality programming to its viewers. This approach has driven strong growth in ratings. For the period April to June of 2006, three of the Company's established analog channels ranked in the top 10 of all Canadian English language analog specialty networks(2). In the same period, the Company also had four digital networks ranked in the top 10 with Showcase Action, National Geographic and Showcase Diva ranked first through third respectively among all digital specialty television channels(3). Programming is sourced from leading Canadian and international producers (Trailer Park Boys Season 6, Rescue Me, Billable Hours) channel partners (e.g. Food Network: Iron Chef America, Unwrapped, Behind the Bash) and the Company itself (e.g. CSI: Crime Scene Investigation, CSI:Miami and the extensive library of programming rights owned by the Company).

  iii.
  Innovative and exceptional sales and marketing.    Advertising sales growth stems from an innovative and integrated sales and marketing platform and a complementary portfolio of channels, which is primarily targeted at adults aged 25-54, a lucrative and relatively stable demographic segment.

  iv.
  Selectively pursuing new ways of exploiting content.    The Company may extend its own brands within Canada by selectively pursuing new digital channels or high definition ("HD") or VOD/SVOD versions of its existing channels. It may also acquire broadcasting assets that complement its current channel profile. The Company may expand the ways in which it delivers content to its viewers by providing content through emerging media, including mobile technologies and the internet.

(1)
Management focuses on and measures the results of its operations based on direct profit and earnings (loss) before undernoted, as presented on the Company's unaudited interim consolidated statements of earnings, provided by each business segment with the exception of the CSI segment. Management focuses on and measures the results of the CSI segment based on direct profit. See non-GAAP measures on page 25.

(2)
Nielsen Media Research Mo-Su 6a-6a Average Minute Audience 04/03/06-06/25/06

(3)
Nielsen Media Research Mo-Su- 6a-6a Average Minute audience 04/03/06-06/25/06

        The Company's specialty television channels earn revenue from two primary sources: advertisers who purchase advertising on the channel, and monthly fees paid by distribution undertakings based on the number of subscriptions to the channel. The Company sells advertising nation-wide through its in-house advertising sales team and retains 100% of the available advertising inventory of approximately 12 minutes per hour. Where the Company's specialty television services are carried as part of the basic cable package, the subscriber fees are regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC"). Where the Company's specialty television services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors. Additionally, other Broadcasting revenues are generated from the rental of facilities and licence fees earned on the distribution of certain programming.

        Continuing a six-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2005. Our channels' total regulated revenue grew by 16% during the broadcast year ended August 31, 2005, compared to an overall industry growth of 6%, as reported by the CRTC. For the broadcast year ended August 31, 2005 the Company held a 10% market share of total regulated revenue in the specialty television sector. While the Company's eight digital specialty television channels account for only 10% of total digital specialty television channels, these channels held a 41% market share of advertising revenue for digital specialty television channels, an increase of eight percentage points over the prior broadcast year.

        The Company has signed carriage agreements for all of its digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between approximately one million and 1.5 million subscribers (with the exception of Fine Living Canada which was launched later than the other channels). During the current year, two additional digital channels surpassed the one million subscriber mark. Seven of our eight digital channels have reached this level of subscribers.

        The Company expects its broadcasting business to continue to grow. It is also expected that, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's eight digital specialty television channels will be steady in terms of subscriber revenues, and strong in terms of audience growth and advertising revenues. Direct margin percentage for the full year is expected to be similar to the prior year as a higher direct margin percentage for the Company's digital specialty television channels is offset by the incremental investment in programming and online initiatives.

Results of Operations

        The following tables present a summary of Broadcasting operations for the three months and six months ended June 30, 2006 and 2005:

	Three months ended June 30,
			$ Increase (decrease)	% Increase (decrease)
	2006	2005
Revenue	76.8	72.7	4.1	5.6
Direct operating expenses	31.7	30.6	1.1	3.6

Direct profit	45.1	42.1	3.0	7.1
Operating expenses	18.5	17.2	1.3	7.6

Earnings before undernoted (EBITDA)	26.6	24.9	1.7	6.8

	Six months ended June 30,
			$ Increase (decrease)	% Increase (decrease)
	2006	2005
Revenue	146.5	135.2	11.3	8.4
Direct operating expenses	64.0	60.8	3.2	5.3

Direct profit	82.5	74.4	8.1	10.9
Operating expenses	35.8	33.4	2.4	7.2

Earnings before undernoted (EBITDA)	46.7	41.0	5.7	13.9

        The following table outlines supplemental information on the Company's Broadcasting revenue that has not been shown on the consolidated statements of earnings:

	Three months ended June 30,		Six Months ended June 30,
Broadcasting Revenue	2006	2005	2006	2005
Subscriber	33.1	29.9	66.0	59.2
Advertising	43.2	42.1	79.3	74.3
Other	0.5	0.7	1.2	1.7

Total	76.8	72.7	146.5	135.2

        For the quarter ended June 30, 2006, Broadcasting recorded a 5.6% growth in revenue to $76.8 million from $72.7 million in the prior year. For the six months ended June 30, 2006, Broadcasting recorded a 8.4% growth in revenue to $146.5 million from $135.2 million in the prior year. Subscriber revenue grew by 10.7% to $33.1 million in the quarter compared to $29.9 million in the prior year and by 11.5% to $66.0 million in the six month period from $59.2 million in the prior year as a result of steady growth in the number of subscribers across all the channels. Advertising revenue grew by 2.6% for the quarter and 6.7% for the six month period compared to the corresponding periods in the prior year. These increases are driven by improved inventory sell-out and by increasing the value of the demographics the Company captures with its channels. The growth in advertising revenue reflects growth in audiences, particularly for Showcase, HGTV Canada, National Geographic and Showcase Diva.

        Total paid subscribers for the channels in which the Company holds a controlling interest grew by 12.2% to 42.2 million subscribers at June 30, 2006, over the 37.6 million subscribers at June 30, 2005.

        Broadcasting direct profit increased by 7.1% for the quarter ended June 30, 2006 and by 10.9% for the six months ended June 30, 2006 over the same periods in the prior year. This growth in direct profit was as a result of increases in revenues realized by the Company's analog and digital channels, offset partially by higher direct operating expenses in the current quarter and the six month period due to increased program spending to support growth in audiences as well as Canadian program expenditure requirements arising from growth in revenue in the prior year.

        Broadcasting direct margin increased to 58.7% in the quarter ended June 30, 2006 compared to 57.9% in the prior year and to 56.3% in the six month period ended June 30, 2006 compared to 55.0% in the prior year. The increases in the quarter and the six month period are the results of higher revenues as explained previously.

        Broadcasting operating expenses were higher than prior year, both for the quarter and the six month period. Broadcasting operating expenses for the quarter ended June 30, 2006 were $18.5 million, an increase of 7.6% compared to the prior year and $35.8 for the six months ended June 30, 2006 compared to $33.4 million in the prior year; an increase of 7.2%. The increase in operating expenses is related primarily to increased advertising and promotion costs incurred to drive ratings and ultimately drive increased advertising revenue. In addition, salary and employment costs increased due to severance payments in the quarter.

        The factors noted above contributed to a 6.8% increase in EBITDA in the quarter ended June 30, 2006, compared to the same period in the prior year and an increase of 13.9% in the six months ended June 30, 2006 compared to the same period in the prior year.

Entertainment

        The Entertainment business co-owns and co-produces the highly successful CSI franchise. The Company also distributes the CSI franchise in all territories outside the United States. It also acquires and distributes television programs to broadcasters, distributors and other users in various territories throughout the world.

        The Company's Entertainment business is focused on (i) maximizing the value of the CSI franchise and (ii) exploiting its library of programming rights worldwide.

  i.
  Maximize value of CSI franchise.    The CSI franchise, including CSI: Crime Scene Investigation, CSI: Miami and CSI: NY, is 50/50 co-owned with and co-produced by CBS Productions, a subsidiary of CBS Corporation. The Company receives a 50% share of worldwide profits from all CSI properties in all media formats (after payment of third party participations including residuals and royalties), in perpetuity. Key revenue sources include U.S. network first window licence fees, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home DVD, and worldwide merchandising and licencing.

  ii.
  Licence and re-licence international library of program rights worldwide.    The Company continues to licence its library of approximately 1,000 titles, representing approximately 5,500 hours of programming rights. These rights are typically licenced in "bulk" deals to broadcasters and sub-distributors worldwide.

        Entertainment generates revenue from the production and distribution of the CSI franchise domestically and internationally, the distribution of previously produced and acquired television programming and from the licencing of a limited amount of factual and kids programming.

        The Entertainment business comprises two reportable segments, CSI and Other.

        The Company's interest in the three CSI television series as co-producer is accounted for as a 50% jointly controlled production.

        The Company is responsible for its share of the production costs for the three CSI series, which is recorded as an increase in the Company's investment in film and television programs, and is amortized in accordance with the individual film forecast method prescribed by AICPA Statement of Position 00-2, "Accounting By Producers and Distributors of Film" ("SoP 00-2"). Other direct operating expenses include distribution expenses (prints and advertising and other direct costs), third party participation costs, including royalties and residuals, and the co-producer's share of net profits recognized by the Company arising from the three CSI series. Reimbursements of previously incurred production costs are recorded when the contractual conditions for reimbursement are met, the amount is determinable and collection is reasonably assured. The amounts are collected over a period exceeding one year and are recorded at fair value as an increase in accounts receivable, a reduction of investment in film and television programs, and direct operating expense, to the extent the investment in the related television program is reduced to nil. These reductions result in sales of the CSI series generating higher margins for several quarters following recognition of the reimbursement. The CSI franchise is expected to continue to perform strongly.

        The Company is the distributor of the CSI franchise for all territories outside of the United States. Revenue and the associated accounts receivable balances from these activities are measured and recorded at their fair value, which is determined by discounting the total consideration to be received using the payment terms of the arrangement. Fees from first window licensing arrangements are recorded as revenue when the program has been delivered and the license window has commenced. Second window licensing arrangements with existing broadcasters of the franchise are treated as an extension of the original licensing arrangement and in accordance with the recommendations SoP 00-2, revenue from these arrangements is recorded when the arrangement is finalized. Fees from second window licensing arrangements with new broadcasters are recorded as revenue when the program has been delivered and the second license window has commenced. As previously disclosed, the Company has secured significant second window international sales for the CSI franchise.

        The Company benefits from United States exploitation by recording its 50% interest in first window United States network license fees as revenue upon delivery, and its 50% interest in United States after sales (including second window cable sales, weekend syndication, DVD, merchandising & licensing), net of distribution fees, expenses and third party participation costs, including royalties and residuals, as revenue when the amounts are reported to the Company by the co-producer. The co-producer holds the distribution rights for United States after sales.

        Given the variability of timing in the recognition of revenues, costs, and reimbursements of previously incurred production costs associated with the CSI series, revenue, direct operating expenses and direct profit may vary significantly from period to period.

Results of Operations

        The following tables present a summary of Entertainment operations for the three months and six months ended June 30, 2006 and 2005:

	Three months ended June 30,
	2006	2005	$ Increase (decrease)	% Increase (decrease)
Revenue	94.1	79.0	15.1	19.1
Direct operating expenses	63.6	51.7	11.9	23.0

Direct profit	30.5	27.3	3.2	11.7
Operating expenses	6.3	5.4	0.9	16.7

Earnings before undernoted (EBITDA)	24.2	21.9	2.3	10.5

	Six months ended June 30,
	2006	2005	$ Increase (decrease)	% Increase (decrease)
Revenue	195.2	180.7	14.5	8.0
Direct operating expenses	128.4	117.9	10.5	8.9

Direct profit	66.8	62.8	4.0	6.4
Operating expenses	10.0	9.7	0.3	3.1

Earnings before undernoted (EBITDA)	56.8	53.1	3.7	7.0

        The following tables present additional information for the Entertainment business segments for the three months and six months ended June 30, 2006 and 2005:

	CSI	Other	Total
Three months ended June 30, 2006
Revenue	84.7	9.4	94.1
Direct profit	35.2	(4.7)	30.5

Three months ended June 30, 2005
Revenue	66.2	12.8	79.0
Direct profit (loss)	22.8	4.5	27.3

	CSI	Other	Total
Six months ended June 30, 2006
Revenue	177.8	17.4	195.2
Direct profit	70.0	(3.2)	66.8

Six months ended June 30, 2005
Revenue	156.1	24.6	180.7
Direct profit (loss)	59.2	3.6	62.8

        The current quarter increase of $15.1 million in Entertainment revenue over the prior year is primarily a result of an $18.5 million, or 27.9% increase in CSI revenue, partially offset by a small decrease in Other revenue. The increase in CSI revenue is due to an increase in both international sales and the Company's share of exploitation revenues in the United States. These increases were partially offset by the impact of the stronger Canadian dollar. The negative impact of foreign exchange on CSI revenue in the current quarter was $8.6 million. The foreign exchange rate for the second quarter of 2006 was $1.14 compared to $1.24 in the second quarter of 2005. The decrease in Other revenue is due primarily to the timing of sales in the current year.

        Entertainment revenue increased to $195.2 million for the six months ended June 30, 2006 from $180.7 million for the six months ended June 30, 2005. This 8.0%, or $14.5 million, increase in revenues is attributable to CSI and is offset by a decrease in Other revenues. The increase in CSI revenue is primarily the result of the delivery of increased number of episodes, increased international sales, as well as the prior year reflecting lower exploitation revenue as reported by the co-producer. The stronger Canadian dollar had a $15.2 million negative impact on CSI revenue in the current year. The decrease in Other revenue from $24.6 million for the six months ended June 30, 2005 to $17.4 million for the six months ended June 30, 2006 is due primarily to timing of sales.

        Direct profit for the quarter ended June 30, 2006 increased by $3.2 million, or 11.7%, compared to the prior year's period. This increase was the result of a $12.4 million increase in CSI direct profit, which was partially offset by a $9.2 million decrease in Other direct profit. Entertainment direct margin for the three months ended June 30, 2006 includes a 41.6% margin on CSI revenue compared to a 34.4% margin on CSI revenue in the prior year's period. The increase in CSI direct profit is attributed to the reimbursement of previously incurred production costs for the CSI franchise recognized in the quarter resulting in lower amortization expense, more than offsetting the increase in participation costs. CSI direct profit is also higher as a result of the receipt of exploitation revenue from the co-producer. These increases in CSI direct profit were partially offset by the strengthening of the Canadian dollar. The negative impact of foreign exchange on CSI direct profit in the quarter was $3.5 million. The decrease in Other direct profit is due to higher participation costs in the current quarter.

        Entertainment direct profit for the six months ended June 30, 2006 increased to $66.8 million from $62.8 million in the prior year, or a 6.4% increase. CSI direct profit increased from $59.2 million for the six months ended June 30, 2005 to $70.0 million for the six months ended June 30, 2006, a $10.8 million, or 18.2%, increase. Entertainment direct margin for the six months ended June 30, 2006 includes a 39.4% margin on CSI revenue compared to 37.9% margin on CSI revenue in the prior year's period. The increase in CSI direct profit is due to the reimbursement of previously incurred production costs as described previously and an increase in international sales and exploitation revenue. Foreign exchange had a $6.0 million negative impact on CSI direct profit in the six month period. The decrease in Other direct profit is attributable to lower sales of the Company's produced library of film and television programs, higher impairments totaling approximately $1.0 million due to the strengthening of the Canadian dollar and higher third party participation costs.

        Entertainment operating expenses were $6.3 million and $10.0 million in the three months and six months ended June 30, 2006, respectively, compared to $5.4 million and $9.7 million in the same periods in the prior year. The increase of $0.9 million for the quarter compared to the prior year's quarter is primarily the result of the timing of recognition of business taxes. The increase of $0.3 million for the six months ended June 30, 2006 is due to the timing of recognition of business taxes, partially offset by cost savings realized in professional fees.

        The factors noted above contributed to an increase of $2.3 million, or 10.5%, and a $3.7 million, or 7.0%, increase in EBITDA in the quarter and six months ended June 30, 2006, respectively, compared to the same periods in the prior year.

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% indirect ownership interest in Distribution LP, is a leading distributor of motion pictures in Canada, with a presence in the United Kingdom through its wholly-owned subsidiary Momentum and in Spain through its wholly-owned subsidiary Aurum. The Motion Picture Distribution business comprises three reportable segments: Domestic Distribution, Momentum and Aurum. (see note 25 of the Company's consolidated financial statements included in the Company's December 2005 Corporate Report for further details). Domestic Distribution includes the acquisition and distribution of film and television programs in Canada and the exhibition of motion pictures through Alliance Atlantis Cinemas' ("Cinemas") three theatres in Canada. Distribution LP holds a 51% interest in Cinemas, a partnership with Cineplex Entertainment LP.

        Distribution LP generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of DVDs, and from the exhibition of motion pictures through its cinemas.

        Distribution LP is a leading distributor of motion pictures in Canada. Over each of the past five years Distribution LP has released an average of 81 theatrical motion pictures and 186 DVD titles in Canada. Distribution LP has exclusive Canadian distribution arrangements with New Line Cinema, The Weinstein Company, Focus Features, Dimension Films, Miramax Films, IFC Films and Remstar.

        Distribution LP's management believes Distribution LP is the only independent distributor operating in three key territories. This platform provides it with enhanced access to high quality content, economies of scale with respect to theatrical print and DVD duplication costs, as well as spreading fixed costs over a broader base. Distribution LP's strategy is to (i) maintain market position in Canada, (ii) grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

  i.
  Maintain market position in Canada.    During 2005, Distribution LP had theatrical market share of approximately 15%. Distribution LP's consistently strong Canadian market share has resulted in excellent relationships with local exhibitors, retailers, wholesalers and broadcasters making it an attractive distributor for independent U.S. studios and other producers seeking access to the Canadian market.

  ii.
  Continue international growth.    Distribution LP intends to grow its U.K. and Spanish operations, each of which had theatrical market shares of approximately 2% in 2005 and has been entering into multi-jurisdictional agreements. In addition, Distribution LP has identified Germany and France as two territories for possible future expansion. Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

  iii.
  Exploit library.    Distribution LP has a library of approximately 5,200 titles, which is licenced to consumers on DVD, and to broadcasters (conventional, cable, VOD, SVOD) who have strong demand for motion picture content. Distribution LP typically holds the rights for up to 22 years.

        Domestic Distribution obtains distribution rights for motion pictures primarily through its aforementioned output agreements with New Line Cinema, The Weinstein Company, Focus Features and Miramax Films, four of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In Europe, Momentum and Aurum primarily acquire theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, have entered into multi-jurisdictional agreements. Distribution LP typically distributes motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets.

        Distribution LP is pursuing resolution of certain matters relating to the acquisition of Aurum and potential recovery of certain amounts. The amount of recovery, if any, cannot be determined at this time but may be material. Any recovery will, in addition to contributing cash to Distribution LP, result in a change in the purchase price allocation that will principally go to reduce goodwill. Should the recovery be materially less than Distribution LP anticipates, an impairment of goodwill associated with the acquisition may be required. Arbitration proceedings under the rules of the London Court of International Arbitration are underway pursuant to the terms of the agreement of purchase and sale. Distribution LP expects to have a determination from the arbitration no later than the first quarter of 2007.

        The Company consolidates the operations of Distribution LP into its results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% non-controlling interest. Although an authorized credit facility, including a $50.0 million term loan, a $25.0 million revolving credit facility, and a $50.0 million revolving term credit facility, that has been secured by Distribution LP is non-recourse to the Company, the portion, if any, of the facility that has been drawn is included in the Company's reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

Results of Operations

        The following tables present a summary of Motion Picture Distribution operations for the three months and six months ended June 30, 2006 and 2005:

Three months ended June 30,	2006	2005	$ Increase (decrease)	% Increase (decrease)
Revenue	82.3	88.4	(6.1)	(6.9)
Direct operating expenses	67.7	68.6	(0.9)	(1.3)

Direct profit	14.6	19.8	(5.2)	(26.3)
Operating expenses	9.5	9.5	—	—

Earnings (loss) before undernoted (EBITDA)	5.1	10.3	(5.2)	(50.5)

Six months ended June 30,	2006	2005	$ Increase (decrease)	% Increase (decrease)
Revenue	182.9	188.7	(5.8)	(3.1)
Direct operating expenses	152.2	158.7	(6.5)	(4.1)

Direct profit	30.7	30.0	0.7	2.3
Operating expenses	19.4	21.4	(2.0)	(9.3)

Earnings (loss) before undernoted (EBITDA)	11.3	8.6	2.7	31.4

        The following tables outline further information on Motion Picture Distribution's revenue, direct profit (loss), and earnings (loss) before undernoted that has not been shown on the consolidated statements of earnings:

	Domestic Distribution	Momentum	Aurum	Total
Three months ended June 30, 2006
Revenue	53.2	23.5	5.6	82.3
Direct profit	12.5	2.4	(0.3)	14.6

Earnings (loss) before undernoted (EBITDA)	6.2	0.4	(1.5)	5.1

Three months ended June 30, 2005
Revenue	64.8	20.6	3.0	88.4
Direct profit (loss)	16.9	3.7	(0.8)	19.8

Earnings (loss) before undernoted (EBITDA)	10.6	2.0	(2.3)	10.3

	Domestic Distribution	Momentum	Aurum	Total
Six months ended June 30, 2006
Revenue	125.7	42.6	14.6	182.9
Direct profit	26.7	3.9	0.1	30.7
Earnings (loss) before undernoted (EBITDA)	14.3	(0.7)	(2.3)	11.3

Six months ended June 30, 2005
Revenue	135.7	41.2	11.8	188.7
Direct profit (loss)	26.9	3.6	(0.5)	30.0

Earnings (loss) before undernoted (EBITDA)	11.3	0.7	(3.4)	8.6

        The following tables outline further information on Motion Picture Distribution's revenue that has not been shown on the consolidated statements of earnings(1).

	Theatrical	DVD	Television	Total
Three months ended June 30, 2006
Domestic Distribution	12.9	26.4	13.9	53.2
Momentum Pictures	2.1	16.0	5.4	23.5
Aurum	0.7	0.7	4.2	5.6

	15.7	43.1	23.5	82.3

Three months ended June 30, 2005
Domestic Distribution	16.7	36.3	11.8	64.8
Momentum Pictures	0.9	16.4	3.3	20.6
Aurum	0.7	1.2	1.1	3.0

	18.3	53.9	16.2	88.4

(1)
Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, DVD and television distribution channels.

	Theatrical	DVD	Television	Total
Six months ended June 30, 2006
Domestic Distribution	28.1	71.7	25.9	125.7
Momentum Pictures	6.3	30.3	6.0	42.6
Aurum	3.2	3.7	7.7	14.6

	37.6	105.7	39.6	182.9

Six months ended June 30, 2005
Domestic Distribution	30.2	81.5	24.0	135.7
Momentum Pictures	5.9	26.1	9.2	41.2
Aurum	1.6	6.2	4.0	11.8

	37.7	113.8	37.2	188.7

        Revenue for the three months ended June 30, 2006 decreased $6.1 million to $82.3 million from $88.4 million in the prior year's quarter. For the six months ended June 30, 2006, revenue was $182.9 million, a decrease of $5.8 million from the prior year's period. Revenue decreased in Domestic Distribution and was offset by increases in Momentum and Aurum for both the quarter and year to date periods.

        Domestic Distribution's revenue for the three months ended June 30, 2006 decreased $11.6 million to $53.2 million. Decreases in both theatrical and DVD revenues were partially offset by an increase in television sales. Theatrical revenue which includes results from Cinemas, decreased by $3.8 million in the current quarter. Cinemas accounts for $0.9 million of the decline as a result of the reduced number of operating theatres. Theatrically, despite the strong performances of Scary Movie 4, Take the Lead, Silent Hill and Lucky Number Slevin in the quarter, theatrical revenue declined $2.9 million from the prior year's quarter due to a lower contribution from the remainder of the theatrical slate. The major theatrical releases in the prior year's quarter included Sin City and Monster-in-Law. DVD revenues included strong sales of Hoodwinked and Running Scared, and continuing sales of Brokeback Mountain compared to Blade: Trinity and Hostage in 2005. However DVD revenues were also impacted by the timing of DVD releases and a lower contribution from the remainder of the DVD slate leading to an overall decline of $9.9 million. Television revenue increased $2.1 million over the prior year's quarter due to strong sales including Wedding Crashers. Additionally, television revenue has begun to realize benefits from the Fireworks Library acquisition as sales of titles such as The Highlander contributed to the increase

        Domestic Distribution's revenue decreased $10.0 million from the prior year's six month period. Overall, theatrical revenue which includes results from Cinemas, decreased $2.1 million or 6.9%. Excluding the $2.2 million decline in Cinemas revenue as a result of the reduced number of operating theatres, theatrical revenue is comparable to the prior year. The theatrical slate for the first half of 2006 included a solid lineup of titles: Brokeback Mountain, Hoodwinked, Scary Movie 4 and Take the Lead. Despite the strong DVD sales on Wedding Crashers, Brokeback Mountain, A History of Violence, Hoodwinked and Derailed, DVD revenue for the first half of 2006 decreased $9.8 million to $71.7 million. The decrease is due to the timing of the DVD releases and the lower contribution from the remainder of the DVD slate in the first half of 2006 compared to the first half of 2005. Television revenue increased $1.9 million to $25.9 million in the first half of 2006. Television revenue benefited from Wedding Crashers, Monster-in-Law and The Highlander — a Fireworks Library title.

        Revenue for Momentum increased $2.9 million or 14.1% to $23.5 million compared to $20.6 million in the prior year's quarter. The increase of $1.2 million in theatrical revenue is a result of a higher number of theatrical releases in the quarter and the solid performances of Prime, Waiting and The Dark compared to Downfall in the prior year. DVD revenue was comparable to the prior year's quarter with a slight decrease of $0.4 million. Current quarter's DVD revenue included Just Friends and continuing sales of the CSI franchise. Television revenue increased $2.1 million from the prior year's quarter due to the timing of television sales. The current quarter included a conventional TV sale of Lost in Translation and a pay TV sale of Racing Stripes.

        Revenue for Momentum increased to $42.6 million from $41.2 million in the prior year's six month period. The modest increase in theatrical revenue of $0.4 million reflects a combined stronger theatrical release slate including Just Friends, Prime, Waiting and The Dark compared to Racing Stripes, Vera Drake and Downfall in the first half of 2005. The $4.2 million increase in DVD revenue reflects a stronger DVD slate including Lord of War, Just Friends, Broken Flowers and continuing sales of the CSI franchise compared to Racing Stripes, Vera Drake and Football Factory in the prior year. Television revenue decreased $3.2 million from the prior year's period due to the timing of television sales.

        Aurum's revenue increased $2.6 million to $5.6 million from $3.0 million in the prior year's quarter largely due to increases in television revenues. Theatrical revenue in the quarter was comparable to the prior year's quarter and included the releases of Hard Candy and The Libertine. DVD revenue decreased $0.5 million from the prior year's quarter and included sales of Howl's Moving Castle, Just Friends and Prime. The increase of $3.1 million in television revenue is largely due to the timing of television sales which included a conventional TV sale of Lord of the Rings: Return of the King in the current period.

        Aurum's revenue increased $2.8 million to $14.6 million in the first half of 2006 from $11.8 million in the same period in the prior year largely due to increases in both theatrical and television revenues. The $1.6 million increase in theatrical revenue reflects the increased number of theatrical releases; five releases for the first half of 2006 compared to two releases in 2005. The theatrical slate included Prime, Just Friends, The Magic Roundabout and Hard Candy. DVD revenue declined $2.5 million from the prior year's period as the current period's DVD slate was up against strong comparables in the prior year's period. Television revenue increased $3.7 million largely due to the conventional television sale of Lord of the Rings: Return of the King in the current period.

        Direct profit for the three months ended June 30, 2006 decreased $5.2 million, or 26.3% to $14.6 million. For the six months ended June 30, 2006, direct profit increased $0.7 million to $30.7 million from $30.0 million in the prior year's period.

        Direct profit for Domestic Distribution for the three months ended June 30, 2006 decreased by $4.4 million to $12.5 million reflecting a direct margin of 23.5% in the current quarter compared to a 26.1% margin in the prior year's quarter. The decline in direct profit is a result of lower theatrical and DVD revenues as previously noted. However, the margin of 23.5% reflects the weighting and contribution of higher margin television revenues.

        Direct profit for Domestic Distribution for the six months ended June 30, 2006 of $26.7 million, or a margin of 21.2% was comparable to the prior year's direct profit of $26.9 million, or a margin of 19.8%. The slight decline in direct profit is a result of lower revenues as previously noted. However, the slight margin improvement can be attributed to the relative weighting of the higher television margins in the period.

        Momentum's direct profit decreased to $2.4 million, or a margin of 10.2%, for the three months ended June 30, 2006 compared to $3.7 million, or a margin of 18.0% for the three months ended June 30, 2005. The decline in margin can be mainly attributed to the theatrical release of three notable theatrical titles in the quarter as previously noted and the less than expected performance of Things to do Before You're 30 which necessitated a write-down of the title to its fair value.

        Momentum's direct profit increased to $3.9 million, or a margin of 9.2%, for the six months ended June 30, 2006 compared to $3.6 million, or a margin of 8.7% for the six months ended June 30, 2005. The increase in direct profit is a result of the higher revenues as previously noted as well as the relative weighting of DVD revenues which have higher margins. However, the current period's margin is suppressed by the less than expected theatrical performance of The Weather Man and the write-down to fair value of Things to do Before You're 30.

        Aurum's direct profit increased $0.5 million to a loss of $0.3 million in the quarter compared to a loss of $0.8 million for the three months ended June 30, 2005. The improvement in direct profit is due to the higher revenues as previously noted and the relative weighting on higher margin television product.

        Aurum's direct profit increased $0.6 million to $0.1 million reflecting a direct margin of 0.7% compared to a loss of $0.5 million for the six months ended June 30, 2005. The improvement is largely due to the higher revenues as previously noted and the relative weighting on higher margin television product.

        Operating expenses remained flat at $9.5 million for the three months ended June 30, 2006 compared to $9.5 million for the three months ended June 30, 2005. Operating expenses decreased by $2.0 million to $19.4 million for the six months ended June 30, 2006 compared to $21.4 million for the six months ended June 30, 2005. The decrease is a result of decreases in Domestic Distribution and Aurum offset by an increase in Momentum. Operating expenses decreased as a result of lower compensation plan expenses and professional fees offset by higher travel and other various general and administrative expenses. The prior year's period included due diligence costs relating to a potential acquisition opportunity.

        The factors noted above contributed to a decrease of $5.2 million in EBITDA in the three months ended June 30, 2006, compared to the three months ended June 30, 2005. EBITDA for the six months ended June 30, 2006 increased $2.7 million or 31.4% to $11.3 million from $8.6 million in the prior year's period.

Corporate and Other

        Corporate and Other is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

        Operating expenses in Corporate and Other were $6.3 million and $16.8 million in the three months and six months ended June 30, 2006, respectively compared to $10.0 million and $17.2 million, respectively in the same periods in the prior year. The decrease is primarily related to decreases in professional fees, some of which is related to management's review and assessment of internal controls as required under Sarbanes Oxley, legal costs and a retirement allowance incurred in the prior year. Offsetting the decrease in the current year to date period is an increase in stock based compensation costs where the prior year's period included a $1.4 million credit and the current year to date period includes a charge of $2.3 million primarily relating to the Company's Performance Share Appreciation Plan. The increase mainly results from an improvement in the Company's share price performance in the current year.

Other Statement of Earnings Items

        Amortization    Amortization includes amortization of property and equipment, amortization of other assets and development costs charges. Amortization was $5.1 million for the quarter ended June 30, 2006 compared to $3.0 million for the quarter ended June 30, 2005, representing an increase of $2.1 million. For the six months ended June 30, 2006, amortization increased by $1.1 million to $7.8 million. This increase is partially due to impairment charges related to certain broadcast intangible assets. In addition, Distribution LP recorded a partial write-down of intangible assets resulting from the acquisition of Aurum related to customer relationships due to the non-renewal of a contractual relationship with a broadcaster.

        Interest    Interest expense increased $2.6 million to $8.0 million for the three months ended June 30, 2006 compared to $5.4 million for the three months ended June 30, 2005. For the six months ended June 30, 2006, interest expense increased $3.4 million to $14.3 million compared to $10.9 million in the prior year's period.

        The increase in interest expense for the three months and six months ended June 30, 2006 is the result of higher interest expense incurred on increased borrowings under Distribution LP's revolving credit facilities, a higher effective interest rate as well as interest incurred relating to certain provincial government tax audits. The Company's average cost of borrowing in the quarter was 6.8% compared to 4.8% in the prior year's quarter. For the six months ended June 30, 2006, the Company's average cost of borrowing was 6.5% compared to 4.8% in the prior year's period.

        Net indebtedness (indebtedness less cash and cash equivalents) decreased from $456.1 million at June 30, 2005 to $364.3 million at June 30, 2006, a decrease of $91.8 million. The improvement results from an increase in cash and cash equivalents and the impact of the strength of the Canadian dollar on the Company's U.S. dollar denominated debt, offset by the increase in Distribution LP's revolving credit facility.

        Equity Losses in Affiliates    Equity losses in affiliates for the three months and six months ended June 30, 2006 were nil and $0.1 million respectively compared to nil for the same periods in the prior year. Equity earnings and losses in affiliates include the Company's share of earnings and losses from its investments in digital specialty television channels One: The Body, Mind and Spirit Channel and Scream.

        Earnings From Operations Before Undernoted (Operating Earnings)    Operating earnings for the three months ended June 30, 2006 were $36.5 million compared to operating earnings of $38.7 million for the three months ended June 30, 2005. Operating earnings for the six months ended June 30, 2006 were $75.8 million compared to operating earnings of $68.2 million for the six months ended June 30, 2005. During the current quarter, the Company revised its definition of operating earnings to exclude non-controlling interest in order to enhance the user's understanding of the Company's effective tax rate. See note on non-GAAP measures on page 25 for calculation.

        Foreign Exchange (Gains) Losses    Foreign exchange gains for the three months ended June 30, 2006 were $8.9 million compared to losses of $8.1 million in the prior year's quarter. Foreign exchange gains for the six months ended June 30, 2006 were $9.6 million compared to losses of $9.4 million in the prior year's period. The gains for the current quarter and year to date are primarily unrealized and are related to gains on the unhedged portion on the Company's long-term U.S. dollar denominated debt as the Canadian dollar strengthened relative to the U.S. dollar in the quarter and year to date periods.

        Income Taxes    The income tax provision for the three months ended June 30, 2006 decreased by $0.1 million to $16.4 million compared to the three months ended June 30, 2005. The effective tax rate for the three months ended June 30, 2006 decreased to 36.1% from 53.9% in the prior year's quarter. The decrease is mainly the result of the mix of earnings between different tax jurisdictions. These benefits more than offset the increase in future income tax expense due to the recent changes in federal tax rates. For the six months ended June 30, 2006, the income tax provision increased by $7.1 million to $30.3 million compared to $23.2 million in the equivalent period in the prior year. The effective tax rate for the six months ended June 30, 2006 decreased to 35.5% from 39.5% in the equivalent period in the prior year. The decrease is due to reasons explained above.

        Non-controlling Interest    Non-controlling interest primarily represents the 49% interest of Movie Distribution Income Fund in the earnings of Distribution LP and the various ownership interests in three of the Company's channels — HGTV Canada, Food Network Canada and Discovery Health Channel. For the quarter ended June 30, 2006 non-controlling interest was $3.0 million compared to $3.4 million in the prior year's quarter. Non-controlling interest for the six months ended June 30, 2006 was $7.6 million compared to $1.7 million in the prior year's period. The change in the quarter and year to date period from the prior year reflects the underlying net income in Distribution LP.Net Earnings The net earnings for the three months ended June 30, 2006 were $26.0 million compared to net earnings of $10.7 million for the three months ended June 30, 2005. On a basic and diluted basis, net earnings per share were $0.61 and $0.60, respectively for the three months ended June 30, 2006, compared to basic and diluted net earnings per share of $0.25 and $0.24, respectively for the three months ended June 30, 2005.

        The net earnings for the six months ended June 30, 2006 were $47.5 million compared to net earnings of $33.9 million for the six months ended June 30, 2005. On a basic and diluted basis, net earnings per share were $1.10 and $1.09, respectively for the six months ended June 30, 2006, compared to basic and diluted net earnings per share of $0.78 and $0.77, respectively for the six months ended June 30, 2005.

Liquidity and Capital Resources

Current and Short Term Liquidity

        The nature of the Company's business is such that significant expenditures are required to produce, acquire and promote television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching digital television channels and other initiatives may be capital intensive. This also results in significant working capital requirements. The Company has historically financed its working capital requirements through a combination of cash flow from operations, the use of revolving credit facilities, and the issuance of debt.

        Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of the revolving credit facility and the current portion of term loans, was a deficiency of $167.3 million at June 30, 2006 compared to a deficiency of $194.0 million at June 30, 2005, representing an improvement of $26.7 million. The most significant contributors to the improvement in the Company's working capital were the increases in cash and cash and cash equivalents and accounts receivable and a decrease in accounts payable. Offsetting this improvement is an increase in Distribution LP's revolving credit facility.

        The Company's operating cash flow (see note on non-GAAP measures on page 25 for the definition and calculation of operating cash flow) for the three months ended June 30, 2006 was an inflow of $18.0 million compared to an inflow of $24.1 million for the three months ended June 30, 2005, representing a decrease of $6.1 million. Operating cash flow for the six months ended June 30, 2006 was an inflow of $40.9 million compared to an inflow of $42.5 million in the prior year, representing a decrease of $1.6 million. The variance for both the three months and six months ended June 30, 2006 are due primarily to lower non-cash taxes and higher capital expenditures in the current year.

        The Company's free cash flow (see note on non-GAAP measures on page 25 for the definition and calculation of free cash flow) for the three months ended June 30, 2006 was an inflow of $20.4 million compared to an outflow of $56.2 million for the three months ended June 30, 2005, representing an increase of $76.6 million. Free cash flow for the six months ended June 30, 2006 was an inflow of $13.3 million compared to an outflow of $11.0 million in the prior year, representing an increase of $24.3 million. The three months and six months ended June 30, 2006 were positively affected by an increase in non-cash operating balances. The prior year's free cash flow included significant royalty payments made by Distribution LP attributed to The Lord of the Rings. The increase for the six months ended June 30, 2006 is also positively affected by an increase in operating earnings.

        Excluding Distribution LP, free cash flow during the quarter and six months ended June 30, 2006 was an inflow of $31.5 million and an inflow of $40.1, respectively compared to an outflow of $13.5 million and an inflow of $6.2, respectively in the same periods in the prior year.

        As previously mentioned, the Company's net debt, which comprises the revolving credit facility and term loans, net of cash and cash equivalents, decreased by $91.8 million, from $456.1 million at June 30, 2005 to $364.3 million at June 30, 2006, primarily as a result of an increase in cash and cash equivalents and the impact of the strengthening of the Canadian dollar on the U.S. dollar denominated debt, offset by the increase in Distribution LP's revolving credit facility. This decrease in net debt is inclusive of $72.5 million used to repurchase shares during the last twelve months.

        Net debt, excluding the non-recourse net debt of Distribution LP, decreased from $403.4 million at June 30, 2005, to $275.9 million at June 30, 2006, a decrease of $127.5 million.

        Commitments    As disclosed in the Company's December 2005 Corporate Report, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, certain broadcast intangible assets, production financing and term loans. The Company plans to fund these commitments through cash flow from operations; however, any temporary deficiencies in this cash flow will be funded by the Company's revolving credit facility.

        Refer to Management's Discussion and Analysis in the Company's December 2005 Corporate Report for further details of the Company's commitments.

Capital Resources

        On December 21, 2005 the Company amended its existing credit facility agreement. Term Loan B was replaced by Term Loan C. The amendment allows for greater flexibility regarding the use of the Company's available funds and reduced the interest rate margin by 25 basis points.

        Revolving Credit Facility    At June 30, 2006 the revolving credit facility provided up to $175.0 million in available committed credit bearing interest at the Banker's Acceptance rate or LIBOR plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points. At June 30, 2006 no amounts were drawn on this facility. As at June 30, 2006 unused credit facilities aggregating $148.3 million were available under the facility, net of outstanding letters of credit.

        The Distribution LP revolving credit facility provides up to $25.0 million in borrowings bearing interest at either the Bankers' Acceptance rate and the LIBOR plus a margin of 200 to 300 basis points or the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two-thirds of the revolving credit facility commitment. During 2005, the facility was extended for a further 364 days with a maturity date of October 9, 2006.

        The Distribution LP revolving term credit facility provides up to $50.0 million in borrowings bearing interest at either the Bankers' Acceptance rate and the LIBOR plus a margin of 300 to 400 basis points or the Canadian prime rate and the U.S. base rate plus a margin of 200 to 300 basis points. The revolving term credit facility matures on October 15, 2006.

        At June 30, 2006, none of Distribution LP's revolving credit facility and $50.0 million of the revolving term credit facility has been drawn and Distribution LP had unused credit facilities aggregating $25.0 million of which it is entitled to borrow $20.6 based on a borrowing base calculation.

        Term Loans    Term loans include the Company's five-year US$60.2 million (December 31, 2005 — US$63.6 million; June 30, 2005 — US$87.3 million) term loan A credit facility and seven-year US$238.9 million term loan C credit facility (formerly term loan B (December 31, 2005 — US$240.1 million; June 30, 2005 — US$244.3 million)). Term loans also include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP.

        Advances under the five-year US$60.2 million term loan A credit facility bear interest at the Banker's Acceptance rate or LIBOR plus a margin ranging from 75 to 175 basis points. Advances under the seven-year US$238.9 million term loan C credit facility bear interest at the Banker's Acceptance rate or LIBOR plus a margin of 150 basis points. The principal amount of all advances under the term loan A and term loan C credit facilities are being repaid in 19 and 27 consecutive quarterly installments, respectively, which commenced June 30, 2005.

        On April 22, 2005 and July 28, 2005, the Company made voluntary repayments on both the term Loan A and C Credit Facilities totaling US$43.9 million and US$8.1 million, respectively.

        At June 30, 2006, the entire $50.0 million non-revolving term facility held by Distribution LP was drawn. The Distribution LP term loan bears interest at either the Banker's Acceptance rate and the LIBOR plus a margin of 300 to 400 basis points or the Canadian prime rate and the U.S. base rate plus a margin of 200 to 300 basis points. The term loan matures on October 15, 2006.

        Capital Expenditures    As at June 30, 2006 the Company had no material firm capital expenditure commitments. The Company's capital expenditure budget for Fiscal 2006 will be funded primarily from cash flow from operations.

Long Term Liquidity

        Since the first quarter of fiscal 2002, the Company reduced its net debt, defined as the Company's revolving credit facility, senior subordinated notes and term loans, net of cash, from a peak of $729.7 million to $364.3 million on June 30, 2006. In order to establish more cost effective and appropriate financing, the Company successfully completed a refinancing of substantially all of its existing credit facilities in December 2004 with further modification in December 2005.

        Management believes that the availability of the current revolving credit facilities, term loans, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Capital Structure

        In an effort to maximize shareholder value, and to determine appropriate uses of free cash flow, during 2005 the Company reviewed its capital structure. Following the review, the Company established target debt levels for the business and determined appropriate uses of free cash flow beyond current reinvestment opportunities. The Company will target a Net Debt to EBITDA (see note on non-GAAP measures on page 25) ratio in the range of 1.5x to 2.5x, excluding its Motion Picture Distribution business. At June 30, 2006, the Company's Net Debt to EBITDA ratio was 1.8, excluding its Motion Picture Distribution business. The Company plans to monitor its capital structure and maintain this range by repurchasing shares under its normal course issuer bid. The Company has been successful in its debt reduction objectives, and remains keenly focused on free cash flow generation, and has determined these capital structure objectives to be a complementary way to enhance shareholder value.

        On December 16, 2005, the Company renewed its existing normal course issuer bid for a one year period. The authorized normal course issuer bid allows the Company to purchase for cancellation up to 50,272 Class A Voting Shares, representing approximately 5% of the issued and outstanding Voting Shares of the Company and up to 4,093,942 Class B Non-Voting Shares, representing 10% of the public float of the Company's Non-Voting Shares. Purchases may be made during the 12 month period commencing December 20, 2005 and ending no later than December 19, 2006 through the facilities of the TSX, in accordance with all regulatory requirements. During the six months ended June 30, 2006, the Company repurchased 1,637,367 Class B Non-Voting Shares at an average price $33.82 per share. Since the Company announced its capital structure objectives in the fourth quarter of fiscal 2005, the Company has used approximately $72.5 million of free cash flow to acquire approximately 2.1 million Class B Non-Voting Shares.

Subsequent Event

        Subsequent to June 30, 2006, the Chairman of MPDI, the general partner of Distribution LP resigned and the employment of the President and Chief Executive Officer of the general partner was terminated. Financial implications of these departures, if any, are unknown and will be recorded in the period in which they are known.

        Following these departures from the business, Distribution LP's output agreement with one of its principal content suppliers may be terminated at the supplier's option.

Related Party Transactions

        With the exception of the following, there have been no significant changes in the nature or value of related party transactions since December 31, 2005. Refer to Management's Discussion and Analysis in the Company's December 2005 Corporate Report for further details of related party transactions.

        During the quarter ended June 30, 2006, a loan of $2.3 million, including accrued interest, due from a senior officer was repaid. There are no further loans outstanding from related parties.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At August 9, 2006 the Company had 1,005,438 Class A Voting Shares and 40,955,497 Class B Non-Voting Shares outstanding compared to 1,005,438 Class A Voting Shares and 40,988,947 Class B Non-Voting Shares outstanding as at June 30, 2006. The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

Off Balance Sheet Arrangements

        There have been no significant changes in the Company's off balance sheet arrangements since December 31, 2005. Refer to Management's Discussion and Analysis in the Company's December 2005 Corporate Report.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of the Company's revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 44.4% of our revenues for the six months ended June 30, 2006 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated term loans and expenditures on certain film and television programs. The Company believes its future U.S. dollar cash inflows generated on certain film and television programs will be sufficient to fund the repayment of U.S. dollar indebtedness. As at June 30, 2006, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its revolving credit facility and term loans. In an effort to manage its exposure to movements in interest rates on its floating interest rate term loans, the Company entered into an interest rate swap agreement effective March 15, 2006. The agreement is for a notional principal amount of U.S. $225.0 million and expires on December 20, 2011. Inclusive of the interest rate margin, the Company currently pays a rate of approximately 6.7% on U.S. $225.0 million of its Term Loan C debt.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a result of there being a wide variety of customers, markets and geographic areas to which the Company sells.

Critical Accounting Policies and Estimates

        With the exception of the following, there have been no significant changes in the Company's accounting policies and estimates since December 31, 2005. Refer to Management's Discussion and Analysis in the Company's December 2005 Corporate Report.

        Derivative Financial Instruments    Derivative financial instruments may be utilized by the Company in the management of its foreign currency and interest rate exposures. The Company does not enter into financial instruments for trading or speculative purposes.

        The Company assesses all existing derivative financial instruments and designates those that are effective economic hedges of identified risk exposures as hedges. Any gains or losses on these instruments are offset against the items being hedged. The Company documents the relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities on the consolidated balance sheets or to forecasted transactions. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        All derivative financial instruments that do not meet the criteria for hedge accounting are marked to market. The related gains and losses are included in investment losses (gains) for the period with an offsetting asset or liability being recorded in other assets or accrued liabilities on the consolidated balance sheets.

        Realized and unrealized gains or losses associated with derivative financial instruments designated as a hedge, which have been terminated or cease to be highly effective prior to maturity, would be deferred under other assets or liabilities on the consolidated balance sheets and are recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative financial instrument is recognized in earnings immediately.

        During the period, the Company entered into an interest rate swap agreement to manage its exposure to movements in interest rates on its floating interest rate term loans. The interest rate swap agreement involves the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment to interest expense on the hedged term loans. The related amount payable to or receivable from the interest rate swap counterparty is included as an adjustment to accounts payable and accrued liabilities. Unrealized gains or losses resulting from market movements in interest rates are not recognized in the statements of earnings.

        The Company has applied the hypothetical derivative method to assess the effectiveness of the hedging relationship at inception and over the term of the hedging relationship as not all of the critical terms of the interest rate swap match the terms of the underlying hedged debt that is prepayable at the option of the Company.

Accounting Changes and Recent Accounting Pronouncements

        Refer to Management's Discussion and Analysis in the Company's December 2005 Corporate Report.

Financial Instruments

        With the exception of the interest rate swap agreement discussed under the heading "Market Risk", there have been no significant changes in the Company's financial arrangements since December 31, 2005. Refer to Management's Discussion and Analysis in the Company's December 2005 Corporate Report.

Industry Risk and Uncertainties

        In addition to the revised risk factors set out below, refer to the "Industry Risk and Uncertainties" section in the Management's Discussion and Analysis for the year ended December 31, 2005, which is available on SEDAR at www.sedar.com and was contained in the Company's December 2005 Corporate Report.

        Regulatory Environment    The Company's specialty television channels are regulated by the CRTC, which grants and renews licences. The Company's CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The Company's inability to renew any of its licences on as favourable terms would have an adverse impact on its results of operations, prospects or financial condition. Changes in the regulations governing the Company's specialty television channels, including decisions by regulators affecting its broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to the Company's competitors, or the introduction of new regulations by regulators, could adversely impact the Company's operating results, prospects or financial condition.

        In its Broadcasting Public Notice CRTC 2006-47 (April 12, 2006), the CRTC announced that mobile television broadcasting services using cellular telephones fall within the CRTC's 1999 New Media Exemption Order because such services are "delivered and accessed over the Internet". As a result, television programming made available through cellular telephones and other wireless handsets is currently exempt from federal regulation.

        While this decision should provide the Company with increased flexibility to pursue its mobile television strategy, it also exposes the Company to additional risks, including increased competition from incumbent and new entrant cellular telephone companies, which it is anticipated will be able to offer mobile television broadcasting services largely free of regulatory constraints. The absence of Canadian content requirements on mobile television broadcasting services may decrease demand for the Company's library of Canadian content and the increased proliferation of resulting foreign content, including from U.S. services associated with the Company's channel brands, may dilute the effectiveness of the Company's channel brands. The CRTC's decision may also create an increasingly uncertain regulatory environment as to its future direction with respect to emerging media technologies.

        Changes in public policy related to Canadian ownership of broadcasting or other fundamental principles of the broadcasting system could adversely affect the Company's relationships with foreign partners in broadcasting or its position in the advertising market. As the federal and provincial governments review and modify their funding programs for television production, the Company's broadcasting business could be impacted by fewer resources to fill the gap between licence fees and the independent producers' ability to finance their productions. Since the Company's broadcast conditions of licence determine its original production needs, these reviews and modifications could be a risk to some of the Company's specialty television channels.

        Departure of Key Personnel    Effective July 19, 2006, John Bailey was appointed Chief Executive Officer (on an interim basis) of MPDI, the general partner of Distribution LP. Effective the same date, Victor Loewy resigned from his role as Chairman and a Director of the general partner, and the employment of Patrice Theroux, formerly President and Chief Executive Officer was terminated. Distribution LP relied to a significant degree, on the experience, leadership and skills of Messrs. Loewy and Theroux and the relationships they had in the industry. The impact of their departure on Distribution LP's business is as yet unknown. Mr. Loewy has claimed to have been constructively dismissed and on that basis has purported to waive a claim for severance in favour of a right to compete. While Distribution LP believes there is no basis for such claim and therefore intends to enforce Mr. Loewy's non-competition and similar covenants under his employment agreement, were he to successfully compete against Distribution LP (including without limitation, through the solicitation of key employees, customers, suppliers and output partners) it could have a material adverse effect on Distribution LP's business, prospects, results of operations, and financial condition.

        Distribution LP's output agreement with one of its principal content suppliers may be terminated at the supplier's option as a result of Mr. Loewy's departure from the business.

Use of Non-GAAP Financial Measures

        In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The following discussion defines the measures that the Company uses and explains why management believes they are useful measures of performance:

        Earnings before undernoted (EBITDA) and direct profit    The Company uses EBITDA and direct profit to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings before undernoted, which are earnings before amortization, interest, equity (earnings) losses in affiliates, foreign exchange gains and losses, income taxes and non-controlling interest. Direct profit is defined as revenue less direct operating expenses, as defined in note 25 of the Company's consolidated financial statements included in the Company's December 2005 Corporate Report.

        Operating earnings (loss)    Operating earnings (loss) has been defined as earnings (loss) from operations before undernoted, which are earnings before foreign exchange gains and losses, income taxes and non-controlling interest. Management believes that in addition to EBITDA, operating earnings (loss) is a useful complementary measure of operating performance.

        Operating cash flow and free cash flow    Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less purchases of property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy working capital needs, repay debt and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities.

        While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached unaudited interim consolidated financial statements. In addition, these non-GAAP financial and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. Operating cash flow and free cash flow have been reconciled to their related Canadian GAAP measures on page 26.

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months and six months ended June 30, 2006 and 2005:

	For the three months ended June 30,		For the six months ended June 30,
	2006	2005	2006	2005
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	23.8	(53.4)	17.7	(7.2)
Less: Net changes in other non-cash balances related to operations	2.4	(78.1)	(27.6)	(51.9)
Less: Purchases of property and equipment	3.4	0.6	4.4	2.2

Operating cash flow	18.0	24.1	40.9	42.5

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	23.8	(53.4)	17.7	(7.2)
Add: Cash and cash equivalents used in investing activities	(3.4)	(2.8)	(4.4)	(3.8)

Free cash flow	20.4	(56.2)	13.3	(11.0)

        Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS